U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-SB

   General Form for Registration of Securities of Small Business
Issuers

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         CONCERTSBYU.COM, INC

                        ---------------------------

                      (Name of Small Business Issuer)

     GEORGIA                                       58-2551222
- -----------------                                 -------------------
(State or Other Jurisdiction of                   I.R.S. Employer
Incorporation or Organization)                    Identification Number


                    2625 PIEDMONT Rd., Suite 56
                          ATLANTA, GEORGIA 30324
       ------------------------------------------------------------
        (Address of Principal Executive Offices including Zip Code)

                               404-352-9897

                        (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act:

                                   None

        Securities to be Registered Under Section 12(g) of the Act:

                               Common Stock
                              $.001 Par Value
                             (Title of Class)

                                  PART I
ITEM 1.

BUSINESS

                      FORWARD LOOKING STATEMENTS

    In this registration statement references to "CONCERTSBYU.COM, INC," "ConcertsByU.Com," "ConcertsByU" "CBU," "we," "us," and "our" refer to CONCERTSBYU.COM, INC.

    This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within ConcertsByU.Com's control. These factors include but are not limited to economic conditions generally and in the industries in which CONCERTSBYU.COM, INC. may participate; competition within CBU's chosen industry, including competition from much larger competitors; technological advances and failure by CONCERTSBYU.COM, INC. to successfully develop business relationships.

                          DESCRIPTION OF BUSINESS

Business Development

CONCERTSBYU.COM, INC. was incorporated on May 23, 2000 in the state of Georgia, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. We have been in the development stage since inception. CONCERTSBYU.COM has not engaged in any commercial operations. CONCERTSBYU.COM does not have active business operations, and at this time we are considered as a "Blank Check" company.

    We will attempt to locate and negotiate with a business entity for purposes of combining the target company with us. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that we will be successful in locating or negotiating with any target company.

    Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current stockholders, plan to raise capital through the public sale of securities or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

    The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to our stockholders and us.

    Our activities are subject to several significant risks, which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our stockholders.

Perceived Benefits

    There are certain perceived benefits to being a reporting company with a class of publicly traded securities. These are commonly thought to include the following:

  *The ability to use registered securities to make acquisitions of assets or businesses;

  *Increased visibility in the financial community;

  * The facilitation of borrowing from financial institutions;

  * Improved trading efficiency;

  * Stockholder liquidity;

  * Greater ease in subsequently raising capital;

  * Compensation of key employees through stock options for which there may be a market valuation;

  * enhanced corporate image;

  * a presence in the United States capital market.

Potential Target Companies

    A business entity, if any, which may be interested in a business combination with us, may include the following:

  * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

  * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

  * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

  * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

  * a foreign company which may be seeking an initial entry into the United States securities market;

  * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

  * a company seeking one or more of the other perceived benefits of becoming a public company.

    A business combination with a target company will normally involve the transfer to the target company of the majority of our issued and outstanding common stock, and the substitution by the target company of its own management and board of directors.

    No assurances can be given that we will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

    We are voluntarily filing this Registration Statement with the Securities and Exchange Commission and are under no obligation to do so under the Securities Exchange Act of 1934.

                               RISK FACTORS

    Our business is subject to numerous risk factors, including the following:

    No Operating History or Revenue and Minimal Assets. We have had no operating history and have not had any revenues or earnings from operations. We have had no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in incurring a net operating loss, which will increase continuously until we can consummate a business combination with a target company. There is no assurance that we can identify such a target company and consummate such a business combination.

    Speculative Nature of Our Proposed Operations. The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event that we complete a business combination, of which there can be no assurance, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control.

    Scarcity of and Competition for Business Opportunities and Combinations. We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we do and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

Impracticability of Exhaustive Investigation. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking our participation.

    No Agreement for Business Combination or Other Transaction--No Standards for Business Combination. We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by us. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

    Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting only a limited amount of time per month to our business. Our sole officer has not entered into a written employment agreement with us and he is not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of our business and our likelihood of continuing operations.

    Conflicts of Interest--General. Our officer and director participates in other business ventures, which may compete directly with us. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that we will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold more than 10% ownership interest.

    Reporting Requirements May Delay or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     Lack of Market Research or Marketing Organization. We have neither conducted, nor have others made available to us, market research indicating that demand exists for the transactions contemplated by us. Even in the event demand exists for a transaction of the type contemplated by us, there is no assurance that we will be successful in completing any such business combination.

Lack of Diversification. Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one target company. Consequently, our activities will be limited to those engaged in by the business entity which we merge with or acquire. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Regulation Under Investment Company Act. Although we will be subject to regulation under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations, which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject us to material adverse consequences.

Probable Change In Control and Management. A business combination involving the issuance of our common stock will, in all likelihood, result in stockholders of a target company obtaining a controlling interest in us. Any such business combination may require our stockholders to sell or transfer all or a portion of our common stock held by them. The resulting change in control will likely result in removal of our present officer and director and a corresponding reduction in or elimination of his participation in our future affairs.

Reduction of Percentage Share Ownership Following Business
Combination of The Company. Our primary plan of operation is based upon a business combination with a business entity, which, in all likelihood, will result in our issuing securities to stockholders of such business entity. The issuance of our previously authorized and unissued common stock would result in reduction in percentage of shares owned by our present stockholders and would most likely result in a change in control or management.

Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to the target company and us; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Possible Reliance Upon Unaudited Financial Statements. We will require audited financial statements from any business entity that we propose to acquire. No assurance can be given, however, that audited financials will be available to us prior to a business combination. In cases where audited financials are unavailable, we will have to rely upon unaudited information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide in evaluating a transaction with a target company increases our risk. Additionally we will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for us.

Computer Systems Redesigned for Year 2000. Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). The companies or governments operating such programs may not have corrected many of the computer programs containing such date language problems. It is impossible to predict what computer programs will be affected, the impact any such computer disruption will have on other industries or commerce, or the severity or duration of a computer disruption.

We do not have operations and do not maintain any computer systems at this time. Before we enter into any business combination, we may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that we will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on us will likely be impossible to predict.

ITEM 2. PLAN OF OPERATION.

We intend to enter into a business combination with a target company in exchange for our securities. As of the initial filing date of this Registration Statement, neither our officer and director nor any affiliate has engaged in any negotiations with any representative of any specific entity regarding the possibility of a business combination with us.

Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates may pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of our stock retained by management and its affiliates, or both.

We have no full time employees. Our president has agreed to allocate a portion of his time to our activities, without compensation. The president anticipates that our business plan can be implemented by his devoting no more than 10 hours per month to our business affairs and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.


Our Articles of Incorporation provide that we may indemnify our officers and/or directors for our liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used or attached to satisfy any liabilities subject to such indemnification.

General Business Plan

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity, which desires to seek the perceived advantages of a corporation, which has a class of securities registered under the Exchange Act. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our stockholders because it will not permit us to offset potential losses from one venture against gains from another.

We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for stockholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

We have, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. We will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.

We may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public stockholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

We will not restrict our search for any specific kind of business entities, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.

Our management, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing our business purposes. Following a business combination we may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to us only on the condition that the services of a consultant or advisor are continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and our stockholders will no longer be in our control. In addition, it is likely that our officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after we have entered into an agreement for a business combination or have consummated a business combination and we are no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in our securities may depress the market value of the our securities in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which we may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company stockholders would acquire in exchange for their stockholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our stockholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our stockholders at such time.

We will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

We will not enter into a business combination with any entity, which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. We are subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is our duty to file audited financial statements as part of or within 60 days following the due date for filing our Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of our present management.

Management has orally agreed that it will advance to us any additional funds, which we need for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to us. We will not borrow any funds to make any payments to our management, its affiliates or associates.

The Board of Directors has passed a resolution which contains a policy that the we will not seek a business combination with any entity in which our officer, director, stockholders or any affiliate or associate serves as an officer or director or holds an ownership interest greater than ten percent (10%).

Undertakings and Understandings Required of Target Companies

As part of a business combination agreement, we intend to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. We do not have the market support of an underwriter that would normally follow a public offering of our securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in our securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in our securities, which may result in a significant pressure on the market price of our securities. We may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

A business combination with us separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with us normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. We may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

Prior to completion of a business combination, we will generally require that we be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

Competition

We will remain an insignificant participant among the firms, which engage in the acquisition of business opportunities. There are many established venture capital and financial firms which have significantly greater financial and personnel resources and technical expertise than we do. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

ITEM 3. DESCRIPTION OF PROPERTY.

We have no properties and at this time have no agreements to acquire any properties. We currently use the offices of management at no cost to us. Management has agreed to continue this arrangement until we complete an acquisition or merger.

ITEM 4.SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth each person known by us to be the beneficial owner of five percent or more of our Common Stock, all directors individually and all directors and officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address          Amount of Beneficial         Percentage
of Beneficial Owner            Ownership               of Class
Wardell Sims                   50,000,000               100%
499 Northside Circle
Atlanta, Ga. 30309

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

    The Company has one Director and officer as follows:

Name                     Age       Positions and Offices Held
Wardell Sims              30        President, Secretary, Treasurer,
Director

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

     Set forth below is the name of our director and officer, all positions and offices held, the period during which he has served as such, and the business experience during at least the last five years:

Wardell Sims acts as President, Secretary, Treasurer and Director for the Company. Mr. Sims has served as an officer and Director of the Company since inception. Mr. Sims is proprietor of Pearl Marketing where he specialize in Internet promotions and sales since August 1999, Atlanta Ga.. From January 1994 through August 1999, Mr. Sims was a marketing manager for Picasso Painting of Atlanta, Ga..

Conflicts of Interest

Our officer and director may organize other companies of a similar nature and with a similar purpose as us. Consequently, there are potential inherent conflicts of interest in acting as our officer and director.Insofar as the officer and director are engaged in other businessactivities, management anticipates that he will devote only a minor amount of time to our affairs. We do not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to our proposed business operations.



Mr. Sims may have demands placed on his time, which will detract from the amount of time he is able to devote to us. Mr. Sims intends to devote as much time to our activities as required. However, should such a conflict arise, there is no assurance that Mr. Sims would not attend to other matters prior to ours. Mr. Sims projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

The terms of business combination may include such terms as are negotiated by Mr. Sims, remaining a director or officer of the Company, and/or the consulting firm retained by management. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Sims for the purchase or retirement of all or part of his common stock by a target company or for services rendered incident to or following a business combination. Mr. Sims would directly benefit from such employment or payment. Such benefits may influence Mr. Sims's choice of a target company.

We may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to us where that referral results in a business combination. No finder's fee of any kind will be paid by us to management or our promoters or to there associates or affiliates. No loans of any type have, or will be, made by us to management or our promoters of or to any of their associates or affiliates.

We will not enter into a business combination, or acquire any assets of any kind for our securities, in which our management or any affiliates or associates have a greater than 10% interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of us could result in liability of management to us. However, any attempt by stockholders to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940

Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the we will not be subject to regulation under the Investment company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in us holding passive investment interests in a number of entities we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940. Any violation of such Act would subject us to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

    Our officer and director does not receive any compensation for his services rendered to us, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with us. However, our officer and director anticipates receiving benefits as a beneficial stockholder of the company and, possibly, in other ways.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our officer or director.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We have issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in services:
<PRE>
Name            Number of Total Shares          Consideration
[S]               [C]                            [C]
Wardell Sims	        5,000,000                 $500
</PRE>
Wardell Sims is the President, Secretary, Treasurer, and sole Director for the Company. The total number of shares were issued to Mr. Sims in exchange for services rendered to the Company, in lieu of cash.

ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the Bylaws, copies of which are filed as exhibits to this registration statement.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

     None authorized.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(l) of the Securities Act (sales other than by an issuer, underwriter or broker).

Following a business combination, a target company will normally wish to list our common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

In order to qualify for listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 stockholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 stockholders.

If, after a business combination, we do not meet the qualifications for listing on the NASDAQ SmallCap Market, we may apply for quotation of our securities on the NASD Over-The-Counter Bulletin Board. In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

Transfer Agent

It is anticipated that we will act as our own transfer agent for our common stock.

                                 GLOSSARY

"Blank Check" Company

As defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

Business Combination

Normally a merger, stock-for-stock
exchange or stock-for-assets exchange
between the Registrant and a target
company.

The Company or the Registrant.

The corporation whose common stock is
the subject of this Registration
Statement.

Exchange Act The Securities

Exchange Act of 1934, as amended.

"Penny Stock" Security
As   defined  in  Rule  3a51-1   of   the
Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security
(ii) that is issued by an  investment
company (iii) that is a put or call
issued by the option Clearing
Corporation (iv) that has a price of
$5.00 or more (except for purposes  of
Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the NASDAQ Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or
(b) average revenue of at least
$6,000,000 for the last three years.

Securities Act
The Securities Act of 1933, as amended.

                         PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A)Market Price. There is no trading market for our Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9, which establishes the definition of a "penny stock," for purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must
(i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

(B)Holders. There are eight holders of our Common Stock. The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 promulgated there under.

(C) Dividends. We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

    There is no litigation pending or threatened by or against us.

ITEM 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

    Since inception, we have not sold any securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Registrant's Articles of Incorporation contain certain provisions that eliminate the personal liability of directors to the fullest extent allowable by Georgia law. The Registrant's Bylaws also contain provisions indemnifying Registrant's directors and officers to the fullest extent permitted by Georgia law. The Bylaws provide further that indemnification will only be granted after a determination is made that the party to be indemnified has met the standards of conduct set forth in Georgia Business Code 14-2-855. Insofar as indemnification to directors and officers of Registrant for liabilities arising under the Securities Act of 1933, as amended, Registrant is informed that, in the opinion of the Securities sand Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                                 PART F/S

                           FINANCIAL STATEMENTS.

Set forth below are our audited financial statements from inception May 31, 2000 and ending May 31, 2000. The following financial statements are attached to this report and filed as a part thereof.

                             TABLE OF CONTENTS
                                                             PAGE
INDEPENDENT AUDITORS' REPORT                                  F-1

BALANCE SHEET                                                 F-2

STATEMENT OF OPERATIONS                                       F-3

STATEMENT OF STOCKHOLDERS' EQUITY                             F-4

STATEMENT OF CASH FLOWS                                       F-5

NOTES TO FINANCIAL STATEMENTS                             F-6-F-7

                          Jeffrey S. Barber, P.C.
                        Certified Public Accountant

5484 Forest Drive                           OFFICE (770) 466-3470
Logonville, Georgia 30052-3470

                       INDEPENDENT AUDITORS' REPORT


To the Board Of Directors
ConcertsByU.com, Inc.

I Have audited the accompanying balance sheets of ConcertsByU.com, Inc. as of May 31, 2000 and May 31, 1999, and the related statements of income and cash flows, for the two four months periods then ended, in accordance with generally accepted auditing standards, and accordingly included such tests of the accoubting records and such other auditing procedures I considered necessary in the the circumstances.

In my opinion, the balance sheets and statements of income and cash flows present fairly the financial position at May 31, 2000 and May 31, 1999 in conformity with generally accepted accounting principles.



/s/ Jeffrey S. Barber

Jeferey S. Barber,
CPA (State of Georgia CPA License #15527)
June 19, 2000

                         CONCERTSBYU.COM, INC.
                       (A Development Stage Company)
                             May 31, 2000


                               BALANCE SHEET

                                  ASSETS
CURRENT ASSETS                                    $   500
                                                  -----------
     TOTAL CURRENT ASSETS                         $   500
                                                  -----------
OTHER ASSETS                                      $     0
                                                  -----------
     TOTAL OTHER ASSETS                           $     0
                                                  -----------
  TOTAL ASSETS                                    $   500
                                                  ===========

                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Officers Advances ()                            $    0
                                                  -----------
     TOTAL CURRENT LIABILITIES                    $    0
                                                  -----------
STOCKHOLDERS' EQUITY

   Common stock, $.001 par value,
   authorized 50,000,000 shares;
   issued and outstanding at
   May 31, 2000   5,000,000 shares                $ 5,000

Additional paid-in capital                             0

Deficit accumulated during
development stage                                   (  0)
                                                   -----------
     TOTAL STOCKHOLDER'S EQUITY                     $ 500
                                                   -----------
  TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                            $ 500
                                                   ============

 The accompanying notes are an integral part of these financial statements

                         CONCERTSBYU.COM, INC.
                       (A Development Stage Company)
                         May 31, 2000(Inception)


                          STATEMENT OF OPERATIONS
INCOME
Revenue                                            $    0
                                                  -------------
EXPENSE
Services                                           $    0
General and
Administrative                                          0
                                                  -------------
TOTAL EXPENSES                                     $    0
                                                  -------------
NET LOSS                                           $    0
                                                  ============
Net Loss
Per Share                                          $    0
                                                  ============
Weighted average
number of common
shares outstanding                                 5,000,000
                                                   =============

 The accompanying notes are an integral part of these financial statements

                         ConcertsByU.com, INC.
                       (A Development Stage Company)


                     STATEMENT OF STOCKHOLDERS' EQUITY

                                                          Deficit
                                                      accumulated
                                         Additional         during
                       Common Stock       paid-in      development
                        Shares     Amount    Capital       stage
                       --------   -------   ---------     --------
May 31, 2000
issued for services     5,000,000    $  500     $   0      $    0

Net loss, May 31
2000  (inception)
                                                                0
                      ----------   --------  ---------    -----------
Balance,
May 31,  2000          5,000,000     $ 500        $ 0       $   0
                       ========   ======== ==========    ===========

 The accompanying notes are an integral part of these financial statements

                         CONCERTSBYU.COM, INC.
                       (A Development Stage Company)
            May 31, 2000,(Inception) to May 31, 2000

                          STATEMENT OF CASH FLOWS
Cash Flows from
Operating Activities
Net loss                                                 $
Issue common stock for services                                     500

Changes in assets and
Liabilities
Officers Advances                                                     0
                                                             ----------
---
Cash Flows from
Operating Activities                                       $          0

Cash Flows from
Investing Activities                                                  0

Cash Flows from
Financing Activities                                                  0
                                                            -----------
---
Net increase in cash                                        $         0

Cash,
beginning of period                                                   0
                                                             ----------
---
Cash,
end of period                                               $         0

                                                          ==============

                         ConcertsByU.com, Inc.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                             May 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized May 23, 2000, under the laws of the State of Georgia, as ConcertsByU.com, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On May 31, 2000, the Company issued 5,000,000 shares of its $.001 par value common stock for services of $500.00.


NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of common shares outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

4. In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-511), Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                         CONCERTSBYU.COM, INC.
                       (A Development Stage Company)


                       NOTES TO FINANCIAL STATEMENTS
                             May 31, 2000

NOTE 4 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to issue any additional shares of common or preferred stock of the Company.

NOTE 5 - RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

                                 PART III
                        ITEM 1. INDEX TO EXHIBITS.

      Exhibit
      Number       Description

      (3)(i)       Articles of Incorporation
                    (a)  Articles of Incorporation

      (3)(ii)       Bylaws
                    (a)Bylaws

      (4)           Instrument defining the rights of security holders:
                    (a)  Articles of Incorporation
                    (b)  Bylaws


      (24)          Consent of expert
                    (a)  Auditors

      (27)          Financial Data Schedule

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                  CONCERTSBYU.COM, INC.


                 By: /s/ Wardell Sims
                 Wardell Sims, Director and President

May 31, 2000
Atlanta, Ga.





                         ARTICLES OF INCORPORATION

                                    OF

                         CONCERTSBYU.COM, INC.



KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, being at least eighteen (18) years of age and acting as the incorporator of the Corporation hereby being formed under and pursuant to the laws of the State of Georgia, does hereby certify that:

Article I - NAME

The exact name of this corporation is:

CONCERTSBYU.COM, INC.



Article II - REGISTERED OFFICE AND RESIDENT AGENT

The registered office and place of business in the State of Georgia of this corporation shall be located at 2625 Piedmont Rd. Ste 56, Atlanta, Georgia.


Article III - DURATION

The Corporation shall have perpetual existence.


Article IV - PURPOSES

The purpose, object and nature of the business for which this corporation is organized are:

(a) To engage in any lawful activity, (b) To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

Article V - POWERS

This Corporation is  formed pursuant to Chapter

Article VI - CAPITAL STOCK

Section 1.

Authorized Shares.

The total number of shares which this corporation is authorized to issue is 10,000,000 shares of Common Stock of $.001 par value. The authority of the Corporation to issue.

Section 2.

Consideration for Shares.

The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.


Section 3.

Stock Rights and Options.

The corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights.
In the absence of fraud, the judgement of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.


Article VII - MANAGEMENT

For the management of the business, and for the conduct of the affairs of the corporation, and for the future definition, limitation, and regulation of the powers of the corporation and its directors and stockholders, it is further provided:

Section  1.

Size of Board.

The initial number of the Board of Directors shall be one (1).
Thereafter, the number of directors shall be as specified in the Bylaws of the corporation, and such number may from time to time be increased or decreased in such manner as prescribed by the Bylaws. Directors need not be stockholders.


Section 2.

Powers of Board.

In furtherance and not in limitation of the powers conferred by the laws of the State of Georgia, the Board of Directors is expressly authorized and empowered: (a)To make, alter, amend, and repeal the Bylaws subject to the power of the stockholders to alter or repeal the Bylaws made by the Board of Directors; (b)Subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the corporation, or any of them, shall be open to stockholder inspection. No stockholder shall have any right to inspect any of the accounts, books or documents of the corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of Directors or of the stockholders of the Corporation; (c)To authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the corporation, including after-acquired property; (d)To determine whether any and, if so, what part of the earned surplus of the corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(e) To fix, from time to time, the amount of the profits of the corporation to be reserved as working capital or for any other lawful purpose; (f) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations. (g)To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board;
(h) To provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid; (i)In addition to the powers and authority hereinbefore, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Georgia, of these Articles of Incorporation, and of the Bylaws of the corporation.


Section  3.

Interested Directors.

No contract or transaction between this corporation and any of its directors, or between this corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions pursuant to Section 14-2-856 of the Georgia Business Corporation code or any successor laws.


Section  4.

Names and Addresses.

The name and address of the first Board of Directors which shall consist of one (1) person who shall hold office until his successors are duly elected and qualified, are as follows:

          NAME                     ADDRESS

     Wardell Sims             499  Northside Circle
                                   Atlanta, Ga. 30309

Article VIII - PLACE OF MEETING;  CORPORATE BOOKS

Subject to the laws of the State of Georgia, the stockholders and the directors shall have power to hold their meetings, and the directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Georgia, at such place or places as may from time to time be designated in the Bylaws or by appropriate resolution.

Article IX - AMENDMENT OF ARTICLES

The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Georgia, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and stockholders are granted subject to this reservation.

Article X - INCORPORATOR

The name and address of the incorporator signing these Articles of Incorporation are as follows:

          NAME

     Wardell Sims             499 Northside Circle
                              Atlanta, Ga. 30309

Article XI - LIMITED LIABILITY OF OFFICERS AND DIRECTORS

Except as hereinafter provided, the officers and directors of the corporation shall not be personally liable to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer. This limitation on personal liability shall not apply to acts or omissions which involve intentional misconduct, fraud, knowing violation of law, or unlawful distributions prohibited by Georgia Business Corporation Code Section 14-2-856.


IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 9th day of March, 2000.

                                   /s/ Wardell Sims
                                   _________________________________
                                   Wardell Sims
STATE OF Georgia  )
                 )  ss:
COUNTY OF Fulton  )

On May 23, 2000, personally appeared before me, a Notary
Public, Wardell Sims, who acknowledged to me that he executed the foregoing Articles of Incorporation.

          /s/ Terry Sailor
          _________________________________
          NOTARY PUBLIC

                                  BYLAWS

                                    OF

                          CONCERTSBYU.COM, INC.
                         a Georgia corporation

Section 1.
The name of this corporation is: CONCERTSBYU.COM, INC.



Section 2.
The principal office of the corporation shall be located at such place as shall be designated by the Board of Directors, and it may maintain branch offices or agents elsewhere, within or without the State of Georgia, as the Board of Directors may from time to time determine.


Section 3.
The corporation shall at all times maintain a registered office and registered agent within the State of Georgia, at such place within said state as shall be designated by the Board of Directors.


ARTICLE II

CAPITAL STOCK

Section 1.
The authorized capital stock of the corporation shall consist of 50,000,000 shares of common stock with $.001 par value. Said capital stock shall be evidenced by certificates of stock, issued in the name of the corporation and signed by the President and Secretary of the corporation under the corporate seal.

Section 2.
Said shares of stock shall be transferable only on the books of the corporation or its authorized registration and transfer agent. The stock transfer records shall be kept by the corporation or the appropriate designee of the corporation as may be determined by the Board of Directors.


Section 3.
Shares of stock may be represented at all shareholder meetings by the shareholders of record or by written proxy directed to any other person or legal entity and filed with the Secretary of the corporation prior to the beginning of any shareholder meeting. No person, however, shall be entitled to vote any shares of stock in person or by proxy at any such meeting unless the same shall have been transferred to him on the books of the corporation at least 30 days prior to the said meeting.

Section 4.
Before a new stock certificate shall be transferred or issued to replace a lost certificate, proof of loss together with proper indemnification procedures, including an indemnification bond, if requested by the Board of Directors, shall be furnished by the applicant for the new certificate. Any cost of reissuing and indemnifying the corporation for reissuing lost certificates shall be paid by the applicant.

Section 5.
The owner as reflected on the books of the corporation, subject to the provisions of Section 3 of this Article II, shall be entitled to one vote for each share of stock owned by him. No cumulative voting shall be allowed.


Section 6.
The corporation shall not be allowed to vote any Treasury stock held by it.

Section 7.
The Board of Directors may fix a date or dates at which time or times the persons reflected on the books of the corporation as shareholders shall receive dividends or distributions of the corporate assets.

Section 8.
The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Georgia.

Section 9.
Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no such fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of such fiduciary. Shares standing in the name of a receiver may be voted by such receiver. A shareholder whose shares are pledged shall be entitled to vote such shares, unless, in the transfer by the pledgor on the books of the corporation, he has expressly empowered the pledgee to vote thereon, in which case only the pledgee or his proxy may represent the stock and vote thereon.

Section 10.
There shall be issued no fractional shares of the corporation. In the event a shareholder shall be entitled to a fractional share by virtue of the declaration of a stock dividend or stock split or otherwise, the corporation shall issue to said shareholder a certificate, called scrip, acknowledging the right of said shareholder to said fractional share. At any time that a shareholder shall become the holder of sufficient scrip to total one or more whole shares, then, at the request of said shareholder, the corporation shall issue said whole share or shares to said shareholder. No holder of any scrip shall be entitled to any vote on account thereof.

Section 11.
All issued shares of the corporation shall be fully paid and nonassessable; there shall be issued no partially paid shares of the corporation.

Section 12.
Shares of the corporation shall be issued for such consideration as shall be fixed from time to time by the Board of Directors; provided, however, that no such shares shall be issued for consideration less than the par value of such shares.

Section 13.
Treasury shares may be disposed of by the corporation for such consideration as may be fixed from time to time by the Board of Directors.

ARTICLE III

MEETINGS OF SHAREHOLDERS

Section 1.
An annual meeting of the shareholders shall be held annually, within five (8) months of the end of each fiscal year of the Corporation.
The annual meeting shall be held at such time and place and on such date as the Directors shall determine from time to time and as shall be specified in the notice of the meeting; at which time the shareholders shall elect a Board of Directors and transact such other business as may be properly brought before the meeting. Notwithstanding the foregoing, the Board of Directors may cause the annual meeting of shareholders to be held on such other date in any year as they shall determine to be in the best interests of the corporation; and any business transacted at said meeting shall have the same validity as if transacted on the date designated herein.

Notice of the annual meeting, stating the time and place thereof, shall be mailed to each shareholder at his address as shown on the records of the corporation not less than ten (10) days and not more than fifty (50) days prior to such meeting.


Section 2.
For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of dividends, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not less than ten (10) nor more than fifty (50) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of dividends, the date on which notice of the meeting is mailed, or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

Section 3.
A simple majority of the capital stock issued and outstanding, represented in person or by proxy, shall constitute a quorum for the transaction of business at any shareholders' meeting.

Section 4.
A special meeting of the shareholders may be called at any time by the President or as directed by a majority vote of the Board of Directors. The same notice shall be given of special meetings as is herein provided for the annual meeting, except that, in the case of special meetings, the notice shall state the objective therefor, and no matters may be considered except those mentioned in said notice.

Section 5.
A special meeting of the shareholders shall be called by the corporation upon the written request of the holders of not less than twenty-five (25%) percent of the outstanding shares of the corporation. Such written request shall be presented to the Secretary of the corporation. The Secretary shall then comply with the provisions of this Article regarding notice to shareholders of any special or annual meeting.

Section 6.
Notice of meetings, both annual and special, may be waived by any shareholder, and his presence at such meetings will constitute such a waiver.

Section 7.
At all meetings of shareholders, all questions shall be determined by a majority vote of the holders of each class of capital stock entitled to vote, present in person or by proxy, unless otherwise provided for by these Bylaws or by the laws of the State of Georgia.

Section 8.
Whenever the vote of shareholders at a meeting thereof is required or permitted to be taken, for or in connection with any corporate action, by any provision of the laws of Georgia, the meeting and vote of shareholders may be dispensed with if all of the shareholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken; or if the Articles of Incorporation authorizes the action to be taken with the written consent of the holders of less than all of the stock who would have been entitled to vote upon the action if a meeting were held, then on the written consent of the shareholders having not less than such percentage of the number of votes as may be authorized in the Articles of Incorporation; provided that, in no case shall action be taken upon the written consent of the holders of stock having less than the minimum percentage of the vote required by statute for the proposed corporate action, and provided that prompt notice be given to all shareholders of the taking of corporate action without a meeting and by less than unanimous written consent.

Section 9.
The Board of Directors may adopt whatever rules it deems necessary or desirable for the orderly transaction of business at any meeting of shareholders; provided that such rules shall be in writing and shall be distributed to the shareholders prior to or at the beginning of said meeting, and provided further that such rules shall not abrogate any right of the holders of capital stock as defined by statute or by these Bylaws.


ARTICLE IV

BOARD OF DIRECTORS

Section 1.
The business and affairs of the corporation shall be managed by its Board of Directors, which may exercise all powers of the corporation as are not, by statute, by the Articles of Incorporation or by these Bylaws, directed or required to be exercised or done by the shareholders.

Section 2.
The number of Directors which shall constitute the whole Board shall be not less than one (1) nor more than fifteen (15), except that, if all of the shares of the corporation are owned beneficially and of record by one (1) shareholders, the number of Directors may be one (1) but not less than the number of shareholders; provided, however, that if at least a majority of the outstanding shares of capital stock of the corporation having the power to vote for the election of Directors is owned of record by one (1) shareholder, the Board of Directors may consist of only one (1) Director. Such number of Directors shall from time to time be fixed and determined by the shareholders and shall be set forth in the notice of any meeting of shareholders held for the purpose of electing Directors. The Directors shall be elected at the Annual Meeting of the Shareholders, except as provided in Section 3 of this Article IV, and each Director elected shall hold office until his successor shall be elected and shall qualify. Except as provided otherwise herein, Directors need not be residents of Georgia nor shareholders of the corporation.

Section 3.
Any Director may resign at any time by written notice to the corporation. Any such resignation shall take effect at the date of receipt of such notice or any later time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If any vacancy occurs on the Board of Directors caused by death, resignation, retirement, disqualification or removal from office of any Director or otherwise, or if any new directorship is created by an increase in the authorized number of Directors, a majority of the Directors then in office, though less than a quorum, or a sole remaining Director may choose a successor or fill the newly created directorship; and a Director so chosen shall hold office until the next annual meeting and until his successor shall be duly elected and shall qualify, unless sooner displaced.

Section 4.
A regular meeting of the Board of Directors shall be held each year, without other notice than this Bylaw, at the place of and immediately following the Annual Meeting of Shareholders, and other regular meetings of the Board of Directors shall be held each year, at such time and place as the Board of Directors may provide, by resolution, either within or without the State of Georgia, without other notice than such resolution.

Section 5.
A special meeting of the Board of Directors may be called by the President and shall be called by the Secretary on the written request of any two Directors. The President so calling, or the Directors so requesting, any such meeting shall fix the time and place, either within or without the State of Georgia, as the place for holding such meeting.

Section 6.
Written notice of special meetings of the Board of Directors shall be given to each Director at least twenty-four (24) hours prior to the time of any such meeting. Any Director may waive notice of any meeting. The attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any special meeting of the Board of Directors needs to be specified in the notice or waiver of notice of such meeting, except that notice shall be given of any proposed amendment to the Bylaws if it is to be adopted at any special meeting or with respect to any other matter where notice is required by statute.

Section 7.
A simple majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Articles of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 8.
Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, as provided in
Article V of these Bylaws, may be taken without a meeting; provided that a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 9.
Directors, as such, shall not be entitled to any stated salary for their services unless voted by the Board of Directors. By resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors or any meeting of a committee of Directors. No provision of these Bylaws shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 10.
Members of the Board of Directors, or any committee designated by such Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1.
The Board of Directors may, by resolution passed by a majority of the entire Board, designate one or more committees, including, if it shall so determine, an Executive Committee. Each such committee shall consist of two or more of the Directors of the corporation, which shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the corporation as may be provided in this Article and may authorize the seal of the corporation to be affixed to all papers which may require it. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. Such committee or committees shall have such name or names and such authority as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2.
In the event the Board of Directors shall, pursuant to Section 1 of this Article, designate an Executive Committee to have and exercise the full powers of the Board of Directors, such power shall extend to the full limit of the powers of the entire Board of Directors, except that no committee of Directors shall have or exercise any of the following powers: amend the Articles of Incorporation of the corporation; undertake any actions toward merger or consolidation of the corporation; recommend the lease, sale or exchange of all or substantially all of the assets of the corporation; amend these Bylaws; declare any dividend; or authorize the issuance of any of the stock of the corporation.

Section 3.
Each committee of Directors shall keep regular minutes of its proceedings and report same to the Board of Directors when required.

Section 4.
Members of special or standing committees may be allowed compensation for attending committee meetings, if the Board shall so determine.


ARTICLE VI
NOTICE

Section 1.
Whenever, under the provisions of the statutes, the Articles of Incorporation or these Bylaws, notice is required to be given to any Directors, member of any committee or shareholders, such notice shall be in writing and shall be delivered personally or mailed to such Director, member or shareholder or, in the case of a Director or a member of any committee, may be delivered in person or given orally by telephone. If mailed, notice to a Director, member of a committee or shareholder shall be deemed to be given when deposited in the United States mail in a sealed envelope, with postage thereon prepaid, addressed, in the case of a shareholder, to the shareholder at the shareholder's address as it appears on the records of the corporation or, in the case of a Director or a member of a committee, to such person at his business address. If sent by telegraph, notice to a Director or member of a committee shall be deemed to be given when the telegram, so addressed, is delivered to the telegraph company.

Section 2.
Whenever any notice is required to be given under the provisions of the statutes, the Articles of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


ARTICLE VII
OFFICERS

Section 1.
The officers of the corporation shall be a President, one or more Vice Presidents, any one or more of which may be designated Executive Vice President or Senior Vice President, a Secretary and a Treasurer. The Board of Directors may appoint such other officers and agents, including Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board. Any two or more offices may be held by the same person. The President shall be elected from among the Directors. With that exception, none of the other officers need be a Director, and none of the officers need be a shareholder of the corporation.

Section 2. The officers of the
corporation shall be elected annually by the Board of Directors at its first regular meeting held after the Annual Meeting of Shareholders or as soon thereafter as conveniently possible. Each officer shall hold office until his successor shall have been chosen and shall have qualified, or until his death or the effective date of his resignation or removal, or until he shall cease to be a Director in the case of the President.

Section 3.
Any officer or agent elected or appointed by the Board of Directors may be removed without cause by affirmative vote of a majority of the Board of Directors whenever, in its judgment, the best interests of the corporation shall be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed. Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect on the date of receipt of such notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.
Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired portion of the term.

Section 5.
The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors or pursuant to its direction, and no officer shall be prevented from receiving such salary by reason of his also being a Director.

Section 6.
The President shall be the chief executive officer of the corporation and subject to the control of the Board of Directors, shall generally supervise and control the business and affairs of the corporation. The President shall preside at all meetings of the Board of Directors and the shareholders. He shall have the power to appoint and remove subordinate officers, agents and employees, except those elected or appointed by the Board of Directors. The President shall keep the Board of Directors and the Executive Committee fully informed and shall consult with them concerning the business of the corporation. The President may sign, with the Secretary or any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation and any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these Bylaws or by the Board of Directors to some other officer or agent of the corporation, or shall be required by law to be otherwise executed. The President shall vote, or give a proxy to any other officer of the corporation to vote, all shares of stock of any other corporation standing in the name of the corporation and, in general, shall perform all other duties incident to the office of President and such other duties as may be prescribed by the Board of Directors or the Executive Committee from time to time.

Section 7.
In the absence of the President, or in the event of his inability or refusal to act, the Executive Vice President (or, in the event there shall be no Vice President designated Executive Vice President, any Vice President designated by the Board) shall perform the duties and exercise the powers of the President. The Vice Presidents shall perform such other duties as from time to time may be assigned to them by the President, the Board of Directors or the Executive Committee.

Section 8.
The Secretary shall: (a) keep the minutes of the meetings of the shareholders, the Board of Directors and the committees of Directors;
(b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation, and see that the seal is affixed to all certificates for shares or a facsimile thereof is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (d) keep or cause to be kept a register of the post office address of each shareholder as furnished by each shareholder; (e) sign, with the President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;
(f) have general charge of the stock transfer books of the corporation; and (g) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the President, the Board of Directors or the Executive Committee.

Section 9.
If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.
The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for monies due and payable to the corporation from any source whatsoever and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these Bylaws; (c) prepare or cause to be prepared, for submission at each regular meeting of the Directors, at each annual meeting of the shareholders and at such other times as may be required by the Directors, the President or the Executive Committee, a statement of financial condition of the corporation in such detail as may be required; and (d) in general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the President, Board of Directors or Executive Committee.

Section 10.
The Assistant Secretaries and Assistant Treasurers shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President, Board of Directors or Executive Committee. The Assistant Secretaries and Assistant Treasurers shall, in the absence of the Secretary or Treasurer, respectively, perform all functions and duties which such absent officers may delegate, but such delegation shall not relieve the absent officer from the responsibilities and liabilities of his office. The Assistant Treasurers shall, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.


ARTICLE VIII
CONTRACTS, CHECKS AND DEPOSITS

Section 1.
Subject to the provisions of these Bylaws, the Board of Directors may authorize any officer or officers and agent or agents to enter into any contract or execute and deliver any such instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2.
All checks, demands, drafts or other orders for payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as may be determined by the Board of Directors.

Section 3.
All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE IX
DIVIDENDS

Section 1.
Dividends upon the capital stock of the corporation may be declared by the Board of Directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock.

Section 2.
Before payment of any dividends, there may be set aside out of any funds the corporation available for dividends such sum or sums as the Directors may from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the corporation or for such other purpose as the Directors deem conducive to the best interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.


ARTICLE X
INDEMNIFICATION

Section 1.
The Corporation shall indemnify each person who is or was a director, officer, employee or agent of the Corporation (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent permitted under the Georgia Business Corporation Code or any successor law or laws of the State of Georgia. If any such indemnification is requested the Board of Directors shall cause a determination to be made (unless a court has ordered the indemnification) in one of the manners prescribed in
Section 14-2-855 of said Code or laws as to whether indemnification of the party requesting indemnification is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 14-2-855 of said Code or laws. Upon any such determination that such indemnification is proper, the Corporation shall make indemnification payments of liability, cost, payment or expense asserted against, or paid or incurred by, him in his capacity as such a director, officer, employee or agent to the maximum extent permitted by said Section of said Code or laws. The Corporation may, in advance of final disposition of an action, suit or proceeding, pay expenses incurred in defense thereof, consistent with the provisions of Section 14-2-853 of said Code or laws. The indemnification obligations of the Corporation set forth herein shall not be deemed exclusive of any other rights, in respect to indemnification or otherwise, to which any party may be entitled under any other provision of these Bylaws or any resolution approved by the shareholders Code or any successor law or laws.

Section 2.
The Corporation may purchase and maintain insurance, at its expense, to protect itself and any of the above-referenced parties against any liability, cost, payment or expense, whether or not the Corporation would have the power to indemnify such person against such liability.

ARTICLE XI

FISCAL YEAR

The fiscal year of the corporation shall be set by resolution of the Board of Directors.

ARTICLE XII

AMENDMENTS TO BYLAWS

At any regular meeting of the Board of Directors or at any meeting of the Board of Directors specially called for said purpose, with each Director having been mailed, along with notice of said meeting, a copy of the proposed changes in the Bylaws, these Bylaws may be altered, amended or repealed, in whole or in part, and new Bylaws may be adopted in accordance with the copy of the proposed changes mailed to the Directors by vote of a majority of said Directors.



IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said corporation this 31 day of May, 2000.


                                   /s/ Wardell Sims
                                   _________________________________
                                   Wardell Sims , Secretary

                          Jeffrey S. Barber, P.C.
                        Certified Public Accountant


5484 forest Drive                           OFFICE (770) 466-6025
Logonville, Ga 30052-3470


                      CONSENT OF INDEPENDENT AUDITORS


To Whom It May Concern:
                                              May 31, 2000


The firm of Jeffrey S. Barber, P.C., Certified Public Accountant consents to the inclusion of their report of May 31, 2000, on the Financial Statements of CONCERTSBYU.COM, INC., as of May 31, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,

/s/ Jeffrey S. Barber

Jeffrey S. Barber
Certified Public Accountant (License #15527)